

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 15, 2008

Mr. William J. Lyons
Chief Financial Officer and Executive Vice President
CONSOL Energy Inc.
1800 Washington Road.
Pittsburgh, PA 15241

> **Re: CONSOL Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 1-14901**

Dear Mr. Lyons:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Twelve Months Ended December 31, 2007 Compared to the Twelve Months Ended December 31, 2006, page 58

1.   Please expand your consolidated and segment results of operations discussion to provide greater insight into the underlying reasons for variances, and guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential

variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance.

Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 and .12.

Notes to Audited Consolidated Financial Statements

Note 1 Significant Accounting Policies

Property, Plant and Equipment, page 102

2.   Within your discussion on page 103, you disclose that "Coal reserves are amortized using the units-of-production method over all estimated proven and probable reserves assigned to the mine." Within your Business discussion of Coal Operations and Coal Reserves on pages six through eleven, you distinguish a difference between proven and probable reserves Assigned, Accessible, and Unassigned. Please clarify whether use of the term "assigned" in your policy regarding amortization of coal reserves is meant to be same as that included within your Business discussion.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief